Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965




[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, MINING TOWER, AND GLOBE IN THE BACKGROUND]


                                A TIME FOR GOLD

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                          Special Shareholders Meeting
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                                                                 January 30,2002


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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, MINING TOWER, AND GLOBE IN THE BACKGROUND]

EXCHANGEABLE SHARES OR NEWMONT COMMON

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o  BENEFITS OF EXHANGEABLE SHARES: FOR CANADIAN SHAREHOLDERS

   - Canadian property for RRSP's and other registered plans

   - Deferral of capital gains

   - Dividends eligible for Canadian tax treatment

   - TSE listing quoted in Canadian dollars

o  BENEFITS OF NEWMONT COMMON:
   FOR U.S. SHAREHOLDERS

   - Deferral of capital gain

   - NYSE listing quoted in U.S. dollars


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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]

WHAT SHAREHOLDERS NEED TO DO
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                SHAREHOLDERS HOLDING THROUGH BROKERS

                BY 5:00 PM ON FEB 12, if you elect to receive Exchangeable shares you should advise whether you are:

                o  a Resident of Canada outside of Quebec

                o  a Resident of Quebec

                o  a partnership

                o  tax deferal is not necessary (i.e. RRSPs)

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]

WHAT SHAREHOLDERS NEED TO DO
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                REGISTERED SHAREHOLDERS

                BY 5:00 PM ON FEB 15, complete Letter of Transmittal and Election Form (blue paper) and return with your Franco-Nevada share certificates to Computershare Trust Company of Canada:

                Call Computershare at 1-800-663-9097
                or fax 1-416-981-9803
                or obtain forms from www.franco-nevada.com

                If no election for Exchangeables is received by Computershare in respect of your shares, then by default you will recEIve Newmont common shares

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]

IMPLEMENTATION STEPS
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        KEY DATES
        o  Final Court Order                    February 1, 2002

        o  Newmont Shareholder Vote             February 13, 2002

        o  Normandy Bid scheduled to expire     February 15, 2002


        Provided all shareholder votes are positive and 50.1% of the Normandy share are committed to the Newmont bid on February 15, it is currently anticipated that:

        o  Franco-Nevada Arrangement will       February 15, 2002
           be effective

        o  Franco-Nevada delisted at close      February 19, 2002

        o  Exchangeables begin trading on TSE   February 20, 2002

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]

FRANCO-NEVADA'S PROVEN TRACK RECORD
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                                     $1,000

                        INVESTED IN FRANCO-NEVADA'S IPO

                               ... IS TODAY WORTH

                                    $664,000

                     A 38% COMPOUNDED ANNUAL RATE OF RETURN

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

NEW NEWMONT CREATES VALUE FOR FRANCO-NEVADA SHAREHOLDERS
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        o  TAX-FREE ROLLOVER

        O  EXCHANGEABLES REMAIN CANADIAN PROPERTY

        O  DELIVERS EXCELLENT LEVERAGE TO GOLD

        O  OWN 32% OF THE LEADING GLOBAL GOLD COMPANY

        O  NO HEDGING PHILOSOPHY

        O  NYSE LISTING

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

FRANCO-NEVADA'S FOUNDERS ARE COMMITTED TO NEW NEWMONT
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        o  SEYMOUR SCHULICH & PIERRE LASSONDE COMMITTED TO FURTHER INCREASING
           SHAREHOLDER VALUE:

           - Pierre Lassonde will be President of New Newmont

           - Seymour Schulich will be a Director of New Newmont, Chairman of the Merchant Banking Division and the largest non-institutional shareholder

           - agreed to a three year escrow arrangement

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

THE NEW INDUSTRY LEADER
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[Graph depicting 2001E production (MM oz.) v. Enterprise
value (US$ millions)(3)]


                                   2001E Production          Enterprise Value

Gold Fields       [Medium Circle]        3.7 MM oz.             2,075.7  million

Placer Dome       [Small Circle]         2.9 MM oz.             4,120    million

AngloGold (2)     [Medium Circle]        5.8 MM oz.             4,500.6  million

Barrick/Homestake [Medium Circle]        6.1 MM oz.             8,469.7  million

Newmont PF(1)     [Large Circle]         8.2 MM oz.             9,800    million

Others            [random dots]          [<2 MM oz.]           [<2,000 milllion]


o    Size of circles proportionate to reported gold reserves
o    Substantially hedged producers shown in blue



Source: Public filings
(1) Reflects the sum of Newmont, Normandy and Franco-Nevada enterprise values as of November 9, 2001; includes production attributable to Franco-Nevada's share of Echo Bay
(2)  AngloGold's reserves assume sale of Free State assets
(3) Enterprise value represents market capitalization plus net debt, minority interests and preferred stock


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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

THE "GO TO" NON-HEDGING GOLD STOCK
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Total combined market capitalization (US$41 billion)(1)

[Pie chart depicting:

                           amount
New Newmont                       20%
Non-hedgers (US$18 billion)
Other Non-hedgers(3)              24%
Hedgers(2)                        56%
  (US$23 billion)

        NEW NEWMONT WILL CONSTITUTE 45% OF THE TOTAL
        MARKET CAPITALIZATION OF ALL NON-HEDGERS

1 As of January 28, 2002.
2 Hedged stocks include:  Barrick, AngloGold, Placer Dome, Buenaventura, Lihir,
  Newcrest, Sons of Gwalia, Aurion Gold, Ashanti, Avgold, Kinross, GRD, Hill 50 Gold, Echo Bay, Cambior and Resolute Mining.
3 Other un-hedged stocks includes: Gold Fields, Freeport, GoldCorp, Harmony,
  Meridian, Agnico-Eagle, Glamis Gold, Durban Deep, Western Areas, IAMGOLD,
  TVX Gold and Royal Gold.

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

LARGEST GLOBAL LAND POSITION
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[World map marked to show the following gold interests:

Nevada                34mm oz. reserve base
Golden Giant
Holloway
Yanacocha             19mm oz. reserve base
Yamfo-Sefwi
Zarafshan
Martabe
Batu Hijau            7mm oz. reserve base
Tanami                3mm oz. reserve base
Western Australia     14 mm oz. reserve base
Martha]

        LARGEST GLOBAL LAND POSITION = 94,000 SQ. MILES (60 MILLION ACRES) ABOUT THE SIZE OF THE UNITED KINGDOM

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

FUNDAMENTALS OF GOLD PRICE VERY POSITIVE
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S&P 500 INDEX/GOLD PRICE (1871-2001)

[LINE GRAPH SHOWING S&P 500 INDEX/GOLD PRICE FOR THE YEARS FROM 1871 TO 2001 (IN TEN YEAR INCREMENTS) STARTING WITH APPROXIMATELY 1.5 US$/OZ. AND ENDING WITH APPROXIMATELY 18.5 US$/OZ, INCLUDING A 1998 PEAK AT APPROXIMATELY 25 US$/OZ.]


o  Mine output set to fall

o  Producer hedging is decreasing

o  US$ over-valued

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

WHY GOLD IS GOING UP
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SUPPLY IS DECREASING

Reduced hedging and short sales combine with flat mine production and stable central bank sales, resulting in reduced gold supply


[Bar graph depicting total supply in tonnes of gold

        Mine       Official sector  Old gold    Net producer     Implied net
       production       sales         scrap        hedging        disinvestment
1997    2479            326           628           504               297
1998    2538            374          1097            97                 0
1999    2568            464           616           506                 0
2000    2580            471           608             0               322
2001    2595            468           695             0                46]

                                                               Source: GFMS data

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

WHY GOLD IS GOING UP
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        PRODUCER HEDGING IS DECREASING

        Producers have been net buyers of gold in 2000 and 2001

[Bar graph depicting net producer hedging in tonnes of gold:

Tonnes of gold          Net Producer Hedging
1992                        135
1993                        142
1994                        105
1995                        475
1996                        142
1997                        504
1998                         97
1999                        506
2000                        -15
2001E                      -101]

                                                               Source: GFMS data

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

WHY GOLD IS GOING UP
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        4-YEAR GOLD PRICE PERFORMANCE


[Line graph depicting US$ Gold Spot between 1/2/1998 and 1/11/2002, with a sharp upward spike in the first half of 1999.]

[Line graph depicting Euro Gold Spot between 1/2/1998 and 1/11/2002, progressively increasing.]

[Line graph depicting Rand Gold Spot between 1/2/1998 and 1/11/2002, progressively increasing and with a sharp increase in the second half of 2001.]

[Line graph depicting Yen Gold Spot between 1/2/1998 and 1/11/2002, declining between 1998 and 2000, and then slowly rising.]


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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

THE NEW GOLD STANDARD
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[Graphic of #1]
                                                o  Balance sheet strength
LEVERAGE TO GOLD
                                                o  Low cash costs
RESERVES
                                                o  Balanced political risk
GOLD PRODUCTION
                                                o  Management strength
TRADING LIQUIDITY
                                                o  "No hedging" philosophy
EBITDA
                                                o  U.S. Domicile

                                                o  NYSE listing

                                                [Graphic of gold bars]

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

#1 IN RESERVES
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        RESERVES

[Bar graph depicting reserves in Million oz.:

[US Flag]               Newmont PF(1)    97
[South African Flag]    Gold Fields      79
[Canadian Flag]         Barrick(2)       76
[South African Flag]    AngloGold(3)     68
[Canadian Flag]         Placer Dome      47


Source: Most recent public filings
1 Includes reserves of 66.3 mm oz. for Newmont, 26.4 mm oz. for Normandy, 2.2 mm oz. of equivalent reserves for Franco-Nevada and 2.2 mm oz. of reserves to reflect Franco-Nevada's 49% ownership of Echo Bay
2 SEC Filing of November 9, 2001
3 AngloGold reserves assume sale of Free State assets


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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

#1 IN PRODUCTION
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        2001E PRODUCTION(1)

[Bar graph depicting 2001E Production in Million oz.:

[US Flag]               Newmont PF(2)      8.2
[Canadian Flag]         Barrick            6.1
[South African Flag]    AngloGold(3)       5.6
[South African Flag]    Gold Fields        3.7
[Canadian Flag]         Placer Dome        2.9

Source: Most recent public filings
1 Pro forma for the acquisitions, Newmont will account for approximately 9% of global gold production (Gold Fields Mineral Services)
2 Newmont includes production attributable to Franco-Nevada's share of Echo Bay 3 AngloGold reserves assume sale of Free State assets


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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

#1 IN EBITDA
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NOT VULNERABLE TO DROP IN HEDGING CASH FLOW OR POTENTIAL HEDGING LOSSES

LAST TWELVE MONTHS EBITDA

[Bar graph depicting:

EBITDA in US$ millions
                                             EBITDA  Hedge gain (2)   Total
[U.S. flag]            Newmont PF             938      34.6             972
[Canadian flag]        Barrick                461       321             782
[South African flag]   AngloGold (1)          440       193             633
[Canadian flag]        Placer Dome            291       165             456
[South African flag]   Gold Fields            236        -3             233]

Source: Public filings; EBITDA defined as revenue less: cost of sale (excluding DD&A), SG&A, exploration and research and other operating expenses; Franco-Nevada revenue includes interest income
(1) AngloGold EBITDA includes Free State (approximately $55MM), EBITDA excluding Free State is approximately $578MM
(2) Hedge gain = Last twelve months production multiplied by the result of last twelve months realized gold price less last twelve months average spot gold price.

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

#1 IN TRADING LIQUIDITY
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[Bar graph depicting:

Average daily dollar trading volume(1) vs. US$ Millions

[U.S. flag]             Newmont PF(2)            62
[Canadian flag]         Barrick(3)               58
[Canadian flag]         Placer Dome              33
[South African flag]    AngloGold                15
[South African flag]    Gold Fields               7]

Source: Bloomberg
(1) Average daily trading volume for the six-month period ending November 9, 2001, prior to Newmont's initial announcement of its proposed acquisitions of Franco-nevada and Normandy
(2) Newmont PF caluculated by adding the volumes of Newmont, Normandy and Franco-Nevada
(3) ABX/HM combined average daily volume presented is for the six months prior to their merger announcement given substantial post-announcement arbitrage activity

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

STRONG BALANCE SHEET & FINANCIAL FLEXIBILITY
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        NEWMONT NET DEBT/TOTAL CAPITALIZATION(1)

[Bar graph depicting:

Pro forma                24.00%
1-year goal                <20%
Longer-term goal           <10%]

Note: Newmont PF book capitalization reflects Newmont's acquisition of Normandy and Franco-Nevada, Normandy capitalization pro forma for the anticipated deconsolidation of Australian Magnesium Corporation and the acquisition of Otter Mines by Normandy NFM
1 Net book capitalization defined as book value of equity plus net debt plus minority interest and preferred stock; as of Sept 30, 2001

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

BALANCED POLITICAL RISK PROFILE
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        PRODUCTION (8 MM OZS ANNUALLY)

[Pie chart depicting production:

[U.S./Canadian Flag]       46%
[Australian Flag]          25%
South America              16%
Other                      13%]

        OVER 70% OF NEWMONT'S PRODUCTION(1) WILL BE
        IN COUNTRIES RATED AAA(2) BY S&P

Source: Public filings
1 Production attributable to Newmont, Normandy and Franco-Nevada, including
  Franco-Nevada's stake in Echo Bay (assuming conversion of capital securities) 2 S&P local currency credit rating

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

#1 IN LEVERAGE TO GOLD
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        ESTIMATED INCREASE IN ANNUAL PRE-TAX CASH FLOW
        FROM US$25 INCREASE IN GOLD PRICE(1),(2),(3)

[Bar graph depicting estimated increase in US$ millions:

[U.S. flag]             Newmont PF            162 ----------------> 196
                                                   Further upside as
                                                   "New Newmont" unwinds
                                                   its hedge book
[South African flag]    Gold Fields           90
[Canadian flag]         Placer Dome           36
[Canadian flag]         Barrick               25
[South African flag]    AngloGold(4)          8]

Based on analysis of public filings
(1) US$25 per ounce multiplied by unhedged 2001E production
(2) Newmont includes pre-tax cash flow from Normandy and Franco-Nevada. Assumes a gold price increase from US$275 per ounce to US$300 per ounce
(3) For the last twelve months to November 9, 2001
(4) Pro forma for the sale of Free State assets; assumes no adjustment to hedge book

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

THE NEW GOLD STANDARD
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         LEVERAGE
        TO RISING
        GOLD PRICE
             ^                       LARGEST NON-HEDGED GOLD PRODUCER
             |                       PROVIDES SHAREHOLDERS MOST LEVERAGE TO GOLD
             |
             |
             |                       DEVELOPMENT PROJECTS TO ADD UPSIDE
             |                       POTENTIAL
             |
             |                       MERCHANT BANKING WEALTH CREATION
             |
             |                       WORLD CLASS CORE PROPERTIES WITH LOW CASH
             |                       COSTS AND HIGH CASH FLOWS
             |
             |                       ROYALTY CASH FLOW AS NATURAL HEDGE AGAINST
             |                       LOW GOLD PRICE
             |
             |                       STRONG BALANCE SHEET
             V
         STABILITY AT
       LOWER GOLD PRICES

                                                          [graphic of gold bars]

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[FRANCO-NEVADA MINING CORPORATION LOGO]
NEWMONT MINING CORPORATION
[NORMANDY MINING LIMITED LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]

                                  THE NEWMONT
                                  GOLD
                                  STANDARD

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[FRANCO-NEVADA MINING CORPORATION LOGO]
[GRAPHIC OF A GOLD COIN, AND MINING TOWER IN THE BACKGROUND]
[THE NEWMONT GOLD STANDARD LOGO]

CAUTIONARY STATEMENT
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IMPORTANT NOTICE

Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.


CAUTIONARY STATEMENT

This presentation contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this presentation are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.